Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

VIA EDGAR

April 23, 2019

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP BlackRock Global Allocation Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments to the amendments to the Trust’s registration statement amendment filed on February 8, 2019 under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses.

1)	In the html EDGAR filing, “Table of Contents” is repeated at the top of each page as both a link and a heading. Please fix in the 485(b) filing.

A.	We have been working with the printer on the formatting to update the 485(b) filing so that only the link back to the “Table of Contents” is included at the top of each page.

2)

The Fund indicates that it “may invest up to 35% of its total assets in below investment grade securities (‘junk bonds’), corporate loans and distressed securities” as a principal investment strategy. Please explain if these securities have been deemed liquid and what kind of liquidity analysis, if any, will be done on these securities going forward.

A.

The Trust has adopted a Liquidity Risk Management Program, to which every fund in the Trust that is not a money market fund is subject. Upon launch of the Fund, these securities, together with all others, will be periodically analyzed for their liquidity in accordance with Rule 22e-4 under the Investment Company Act of 1940, with assistance from a third-party vendor. The expected below-investment grade holdings of the Fund typically are deemed liquid, and will be classified . The Fund will primarily hold assets

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

that are highly liquid, and its portfolio is projected to have substantially less than 15% of its assets in illiquid securities.

3)

The Fund has a principal investment strategy to, under normal circumstances, allocate at least 30% of its assets in foreign securities. Please explain how the Fund can meet the requirements of Rule 35d-1 while only having a policy of investing at least 30% of its assets in foreign securities.

A.	The following principal investment strategy for the Fund has been updated to read as follows:

“Under normal circumstances, the Fund will allocate a substantial amount (approximately 40% or more – unless market conditions are not deemed favorable by BlackRock, in which case the Fund will invest at least 30%) of its total assets in securities of (i) foreign government issuers, (ii) issuers organized or located outside of the U.S., (iii) issuers which primarily trade in a market located outside the U.S., or (iv) issuers doing a substantial amount of business outside the U.S., which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the U.S., or have at least 50% of their sales or assets outside the U.S.”

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein

Assistant General Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.
Christina E. Pron, Esq.
Julie Vossler

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